FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 15 July 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F |X|                   Form 40-F
                         -----                           -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                        Yes                             No |X|
                            -----                         -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

London Stock Exchange -            15 July 2003                         2 inc
Additional listing
                          ebookers plc ("the Company")

                               Additional Listing

Application has recently been made to the UK Listing Authority and the London Stock Exchange for 636,494 ordinary shares of 14p each in the Company ("Ordinary Shares") to be admitted to the Official List.

The Ordinary Shares are being issued as pursuant to the exercise of options. Admission is expected to become effective on 18 July 2003.

15 July 2003


For further information:

Oliver Strong, ebookers plc +44 20 7489 2239


                                    --ends--


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                     ebookers plc


Dated:  July 15 2003                                 /s/ Leigh Grant
                                                     ---------------------------
                                                     Leigh Grant
                                                     Deputy Company Secretary